FORM 4

STATEMENT OF

CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
(Last)	Freeman
(First)	J.
(Middle)	Gregory
(Street)	316 State Street
(City)	Presque Isle
(State)	ME
(Zip)	04769-2624

2. Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Maine Public Service Company
(Ticker or Trading Symbol)	MAP

3. I.R.S. or Social Security Number of Reporting Person (Voluntary)
(I.D. Number)	###-##-####

4. Statement for Month/Day/Year
(Month/Day)	January 3,
(Year)	2003

5. If Amendment, Date of Original (Month/Day/Year)
(Month/Day)
(Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X
X	(Director)
(Officer, give title below)

(10% Owner)
(Other, specify below)

7. I n d i vidual or Joint/Group Filing (Check Applicable Line)

X
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2.Transac-tion Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A)or (D)	Price
Common	01/2/03	01/2/03	P		23	A	32.00	735	D

T a b l e I I - D e r i v a t i v e S e c u r i t i e s A c q u i r e d , D i s p o s e d o f , o r B e n e f i c i a l l y O w ned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date

T a b l e I I C o n t i n u e d - D e r i v a t i v e S e c u r i t i e s A c q u i r e d , D i s p o s e d o f o r B e n e f i c i a l l y O w n e d

( e . g . , p u t s , calls, warrants, options, convertible securities)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

E x p l a n a t i o n o f R e s p o n s e s :

/ s / Larry E. LaPlante 01/3/03

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**Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

LIMITED POWER OF ATTORNEY

K N O W A L L P E R S O N S B Y T H E S E P R E S E N T S,

THAT the undersigned has made, constituted and appointed, and does make, constitute and appoint any of

L.E. LaPlante , K.A. Tornquist , or M.A. Thibodeau his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities to complete, execute and deliver for filing with the U.S. Securities and Exchange Commission (the "SEC") and any other governmental agency or stock exchange deemed appropriate by said attorney, any Form 4 (or any successor form thereto) of the SEC, with all exhibits thereto, and other documents in connection therewith, for changes in beneficial ownership of stock of Maine Public Service Company, a Maine corporation ("MPS") resulting from (a) MPS' Stock Plan for Outside Directors, or (b) any other change in his/her beneficial ownership of MPS stock for which the undersigned has given any written or oral notice to MPS, hereby ratifying and confirming whatsoever said attorney, or his/her substitute or substitutes shall do by authority hereof.

This power of attorney shall survive the death or disability of the undersigned.

/s/ J. Gregory Freeman

J. Gregory Freeman Dated: 9/6/02